February 19, 2015

Via Edgar

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CorVel Corporation
Form 10-K for the Year Ended March 31, 2014
Filed June 12, 2014
File No. 000-19291

Dear Mr. Rosenberg:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated February 10, 2015 (the “SEC Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended March 31, 2014 (“Form 10-K”), of CorVel Corporation, a Delaware corporation (the “Company”). The responses set forth below contain each of the Staff’s comments in total highlighted in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Staff Comment

Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 22

1.	Please confirm to us that you and Haskell & White LLP applied the 1992 Framework issued by COSO and not the Updated Framework for assessments made after May 14, 2013. Represent to us that you will identify the framework utilized in future filings on Form 10-K.

Both we and Haskell & White LLP applied the 1992 Framework issued by COSO for the fiscal year ended March 31, 2014 audit and Form 10-K, and will apply the COSO 2013 framework for our upcoming fiscal year ending March 31, 2015 audit and Form 10-K. We will identify the framework utilized in the Form 10-K for fiscal year ended March 31, 2015 and for all future filings.

Securities and Exchange Commission

February 19, 2015

Staff Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 37

2.	Please provide us proposed revised disclosure to be included in future periodic reports of the changes in your service revenues period over period that clearly delineates and quantifies price versus volume changes for existing services and the impact of any new services provided. Please see Item 303(a)(3)(iii) of Regulation S-K.

In future filings, we will provide greater discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. The following is illustrative of the disclosure we plan to incorporate into future filings:

Results of Operations

Revenue

Change in Revenue

Fiscal 2014 Compared to Fiscal 2013

Revenues increased by 12%, to $479 million in fiscal 2014, from $429 million in fiscal 2013, an increase of $50 million. The increase was primarily due to growth in the TPA services within patient management due to an increase in customers and pharmacy services. Patient management revenues, which include TPA services, increased by $26 million, or 11.7%, from $222 million in fiscal 2013 to $248 million in fiscal 2014. This increase in revenues from TPA services was due to an X% increase in the number of customers, an X% increase in the total number of claims opened during the fiscal year and an X% increase in the average revenue per claim. Network solutions services revenues increased by $22 million, or 10.6%, from $208 million in fiscal 2013 to $230 million in fiscal 2014, due to an X% increase in the number of bills processed and an X% increase in the revenue per bill.

We acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings,

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 19, 2015

If you have any questions, or if you would like to discuss our response further, please contact me at 949-838-1922. Thank you very much for your assistance in this matter.

Very truly yours,

CorVel Corporation

/s/ Richard J. Schweppe

Richard J. Schweppe

Chief Financial Officer